

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2022

Ross Levinsohn
Chief Executive Officer
theMaven, Inc.
200 Vesey Street, 24th Floor
New York, NY 10281

> **Re: theMaven, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 12, 2022**
> **File No. 333-262111**

Dear Mr. Levinsohn:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Joshua Shainess, Legal Branch Chief, at 202-551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jeff Berg